Exhibit 99.1

St. John's, NL - May 6, 2020

FORTIS INC. REPORTS FIRST QUARTER 2020 EARNINGS1

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its first quarter results today.

Highlights
•Fortis continues to provide safe, reliable service during the COVID-19 pandemic
•First quarter 2020 net earnings were $312 million, or $0.67 per common share
•Strong rate base growth during the quarter was tempered by delayed rates and charges associated with financial market volatility in Arizona
•Capital expenditures of $1.2 billion, representing 28% of the 2020 capital plan, were completed during the first quarter
•The Corporation's five-year capital plan of $18.8 billion and dividend growth guidance remain unchanged

"The strength of our diversified business model was evident in the first quarter as our business performed well, reflecting modest impacts associated with the COVID-19 pandemic," said Barry Perry, President and Chief Executive Officer, Fortis. "Given the critical infrastructure we operate and the need to keep the lights on and natural gas flowing, we are focused on the health and safety of our employees, customers and communities, and the continued reliability of our systems."

Net Earnings
The Corporation reported first quarter net earnings attributable to common equity shareholders of $312 million, or $0.67 per common share, compared to $311 million, or $0.72 per common share, for the same period in 2019. Rate base growth at the regulated utilities, led by ITC and the Corporation's Western Canadian utilities, was tempered by a higher weighted average number of common shares outstanding, due to the Corporation's $1.2 billion common equity issuance in late 2019, and lower earnings at UNS Energy resulting from costs associated with approximately $1 billion of utility infrastructure investments spent over the past few years that have not yet been reflected in rates. While later than expected, UNS Energy anticipates new rates to be approved at Tucson Electric Power ("TEP") prior to the end of 2020. Financial market volatility also caused a decline in the market value of certain investments that support retirement benefits at UNS Energy.

Adjusted Net Earnings2
On an adjusted basis, first quarter net earnings attributable to common equity shareholders were $315 million, or $0.68 per common share, compared to $316 million, or $0.74 per common share, for the same period in 2019.

COVID-19 Pandemic
The uncertainty surrounding the evolution of the pandemic makes it difficult to predict the ultimate operational and financial impacts on Fortis. The Corporation's utilities continue to operate critical infrastructure and generally have regulatory mechanisms that stabilize cash flow and earnings in order for the business to continue to deliver reliable service.

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1 Financial information is presented in Canadian dollars unless otherwise specified.
2 Non-US GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America and may not be comparable to similar measures presented by other entities. Fortis presents these non-US GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-US GAAP Reconciliation provided herein.

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As businesses have scaled back or closed and residential customers are spending more time at home, the COVID-19 pandemic has impacted energy sales across all of the Corporation's utilities. However, regulatory mechanisms function to protect approximately 63% of the Corporation's annual revenue from changes in sales, with the remaining 37% of revenue not protected from changes in sales, principally at UNS Energy and the Other Electric segment. Of this 37%, approximately 19% is residential and 18% is commercial and industrial. Commercial sales have decreased but are expected to be partially offset by increased residential sales as more people are expected to be working from home during the summer months. Revenue from industrial customers typically has a low contribution margin. Taken together, approximately 82% of the Corporation's revenues are protected by regulatory mechanisms or derived from residential sales.

The Corporation is well positioned from a liquidity standpoint given its debt repayments in 2019 using proceeds from its recent $1.2 billion common equity issuance and $1 billion sale of its Waneta Expansion Hydroelectric Facility. The Corporation's liquidity ranks high in its sector with $4.9 billion of liquidity available on the Corporation's consolidated credit facilities. A number of the Corporation's utilities have been active in the debt capital markets so far in 2020 and have achieved attractive outcomes. All the Corporation's utilities are in a strong financial position and will continue to fund the capital plan and work with customers and their respective regulators.

The capital plan is progressing with $1.2 billion, or 28% of the $4.3 billion 2020 capital plan, spent during the first quarter. Currently, the Corporation does not expect any material change in the 2020 capital plan; however, the impact of the COVID-19 pandemic on forecast capital expenditures will continue to be evaluated. Depending on the length and severity of the pandemic, any change in 2020 capital expenditures is expected to be shifted to subsequent years with no change to the five-year capital plan anticipated.

Fortis will continue to monitor developments and take measures it believes are warranted to protect the health and safety of employees, customers and communities, including actions based on guidance from health and other authorities.

"I'm grateful for our team and the way we quickly responded to the COVID-19 pandemic," said Mr. Perry. "Thank you to all our employees who have shown great commitment as we manage through these difficult times."

Regulatory Proceedings
In March 2020 the Federal Energy Regulatory Commission ("FERC") issued a Notice of Proposed Rulemaking proposing to update its transmission incentives policy for transmission owners, including ITC, to grant incentives to projects based upon benefits to customers regarding reliability and cost savings through the reduction of transmission congestion. FERC has proposed total return on equity ("ROE") incentives of up to 250 basis points that would not be limited by the upper end of the base ROE zone of reasonableness. The outcome of this proceeding may impact the future incentive adders that are included in transmission rates charged by transmission owners, including ITC.

In March 2020 the Arizona Corporation Commission extended the procedural schedule by 60 days related to TEP's general rate application due to the ongoing COVID-19 pandemic. Hearings are expected to resume in June with new rates approved prior to the end of 2020.

In March 2020 the Alberta Utility Commission ("AUC") suspended the generic cost of capital proceeding in response to the COVID-19 pandemic. Expert evidence was filed in January 2020 and public hearings were originally scheduled to commence in April 2020 to establish the allowed ROEs and capital structures for 2021 and 2022. The AUC will reassess this suspension every 30 to 60 days going forward.

Credit Ratings
In March 2020 Standard & Poor's Financial Services ("S&P") affirmed the Corporation's "A-" issuer and "BBB+" senior unsecured debt credit ratings. S&P recognized the steps the Corporation took in 2019 to strengthen its financial position, including the disposition of the Waneta Expansion Hydroelectric Facility and the $1.2 billion common equity issuance. S&P maintained a negative outlook reflecting uncertainty due to the COVID-19 pandemic. This negative outlook is consistent with S&P's outlook for the entire North American regulated utility industry.

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In May 2020 DBRS Morningstar affirmed the Corporation's "BBB (high)" issuer and senior unsecured debt credit ratings and revised its trend to positive from stable, also recognizing the Corporation's steps to strengthen its financial position in 2019 and its continued strong business risk profile.

Outlook
While uncertainty exists due to the COVID-19 pandemic, the Corporation's long-term outlook is unchanged. Fortis continues to be well positioned to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories.

The Corporation's $18.8 billion five-year capital plan is expected to increase rate base from $28.0 billion in 2019 to $34.5 billion by 2022 and $38.4 billion by 2024, translating into three- and five-year compound annual growth rates of 7.2% and 6.5%, respectively. The capital plan reflects the continuation of key industry trends including grid modernization and the delivery of cleaner energy, which Fortis believes will continue to be drivers of investment over the planning period. Beyond the base capital plan, Fortis continues to pursue additional energy infrastructure opportunities. Key opportunities not yet included in the five-year capital plan include: further expansion of liquefied natural gas infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie connector electric transmission project in Ontario; and the acceleration of cleaner energy goals in Arizona.

Fortis expects long-term growth in rate base to support continuing growth in earnings and dividends. As such, the Corporation's dividend guidance remains unchanged. The continuation of dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information" below, including the continued good performance of the Corporation's utilities, no material impact from the COVID-19 pandemic, the expectation of reasonable outcomes for regulatory proceedings and the successful execution of the five-year capital plan.

Non-US GAAP Reconciliation

Periods ended March 31	Quarter
($ millions, except earnings per share)	2020	2019	Variance
Net Earnings Attributable to Common Equity Shareholders	312	311	1
Adjusting Item:
Unrealized loss on mark-to-market of derivatives (1)	3	5	(2)
Adjusted Net Earnings Attributable to Common Equity Shareholders	315	316	(1)
Adjusted Basic Earnings per Share	0.68	0.74	(0.06)
(1) Represents timing differences related to the accounting of Aitken Creek derivatives, included in the Energy Infrastructure segment

About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2019 revenue of $8.8 billion and total assets of $57 billion as at March 31, 2020. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for the period from 2020 through 2024; targeted average annual dividend growth through 2024; the expected timing and outcome of regulatory decisions, including the expectation that new rates will be approved at TEP prior to the end of 2020; the expectation that a decrease in commercial sales will be partially offset by increased residential sales; the expectation that the Corporation's utilities will continue to fund the capital plan; the expectation that depending on the length and severity of the pandemic, any change in 2020 capital expenditures is expected to be shifted to subsequent years with no change to the five-year capital plan; forecast rate base for 2022 and 2024; and the expectation that long-term growth in rate base will support continuing growth in earnings and dividends.

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Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such factors or assumptions include, but are not limited to: no material impact from the COVID-19 pandemic; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; no significant variability in interest rates; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss First Quarter 2020 Results

A teleconference and webcast will be held on May 6, 2020 at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, and Jocelyn Perry, Executive Vice President, Chief Financial Officer, will discuss the Corporation's first quarter 2020 results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until June 5, 2020. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 4883528.

Additional Information
This media release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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